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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: April, 2009
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit 5811-12, 58/F, The Center
99 Queen’s Road Central, Central, Hong Kong
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Explanatory Note
On April 20, 2009, in accordance with Section 204.03 of the Listed Company Manual of the New York Stock Exchange (the “NYSE”), registrant notified the NYSE that registrant had changed the accounting firm which regularly conducts its audit. A copy of registrant’s notification to the NYSE is attached hereto as Exhibit 1 and is furnished herewith in accordance with clause (ii) of the first paragraph of Paragraph B of General Instructions to Form 6-K.
On April 14 and 15, 2009, respectively, in accordance with Item 16F(a)(3) of Form 20-F, registrant provided drafts of Exhibit 1 and registrant’s Report of Form 6-K attaching Exhibit 1 to Deloitte Touche Tohmatsu (“DTT”), registrant’s former accountants, and requested that DTT provide registrant with a letter addressed to the United States Securities and Exchange Commission stating whether or not DTT agrees with the statements made therein. A copy of DTT’s letter in response to registrant’s request is attached hereto as Exhibit 2.
Registrant intends to use Exhibits 1 and 2 of this Form 6-K to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2009 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibits 1 and 2 by reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date April 20, 2009	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer

Exhibit 1
April 20, 2009
Corporate Actions & Market Watch
NYSE Euronext
20 Broad Street, 17th floor
New York, NY 10005
Attention: Ms. Cecilia S. Cheung
Ladies and Gentlemen:
Re:	Notice of Nam Tai Electronics, Inc. (NTE) (the “Company”) to the New York Stock Exchange pursuant to Section 204.03
In accordance with Section 204.03 of the Listed Company Manual of the New York Stock Exchange (the “Exchange”), we wish to advise you of the following.
The Company solicited proposals from accounting firms and conducted an evaluation process in connection with the selection of the Company’s independent auditor for the year ending December 31, 2009. Following this process, on April 15, 2009, the Company’s Board of Directors upon recommendation of the Audit Committee elected to replace Deloitte Touche Tohmatsu (“DTT”) as independent auditor for the Company’s year ending December 31, 2009 and appointed Moore Stephens to serve as the Company’s independent auditor for 2009.
DTT’s audit reports on the Company’s consolidated financial statements for the fiscal years ended December 31, 2007 and 2008 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The audit reports of DTT’s on the effectiveness of internal control over financial reporting as of December 31, 2007 and 2008 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.
During the Company’s two most recent fiscal years and the subsequent interim period from January 1, 2009 through April 15, 2009,
(i) there were no disagreements between the Company and DTT on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of DTT, would have caused DTT to make reference to the subject matter of the disagreement in its report on the Company’s consolidated financial statements, and
(ii) there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F (applicable to annual reports of foreign private issuers for fiscal years beginning on or after December 15, 2009).
The Company has provided DTT with a copy of the foregoing statements and has requested and received from DTT a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether or not DTT agrees with the above statements. A copy of the letter from DTT is attached to this letter.
During the two most recent fiscal years and the subsequent interim period from January 1, 2009 through April 15, 2009, neither the Company nor anyone acting on behalf of the Company, consulted Moore Stephens regarding any of the matters or events set forth in Item 16-F(a)(2) of Form 20-F (applicable to annual reports of foreign private issuers for fiscal years beginning on or after December 15, 2009).
The Company has provided Moore Stephens with a copy of the foregoing statements and given Moore Stephens the opportunity to furnish the Company with a letter addressed to the SEC containing any new information, clarification of the Company’s expression of its views, or the respects in which it does not agree with the above statements. The Company has not received any such letter from Moore Stephens.
The Company will be furnishing this correspondence to the SEC under cover of Form 6-K promptly in accordance with the SEC’s Rules.

Sincerely,

M. K. Koo
Chairman of the Board and Chief Financial Officer

Exhibit 2
April 20, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561
Dear Sirs/Madams:
We have read Nam Tai Electronics, Inc’s Form 6-K dated April 20, 2009, and we agree with the statements made therein.
Yours truly,